  Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Streets
Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: +1 (416) 646-3825
Fax: +1 (416) 646-3828
www.gammongold.com

Gammon Gold Announces the Discovery of New Drill Targets and the Launch of a Drilling Program at the Venus Project

Toronto, October 28, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): is pleased to announce the discovery of additional drill targets at the Venus project located in the Ocampo – Pinos Altos region and the launch of a strategic drilling program.

VENUS PROJECT UPDATE

By the end of Q3, the Company had completed geologic mapping over approximately 40% of the mineral rights, completed a 110-sample stream-sediment geochemistry program and a 2,019 sample rock-chip geochemical program. This work has successfully identified three significant drill targets within the Company’s properties. These drill targets have strong gold silver geochemical anomalies, favorable structural features similar to the setting of the Ocampo mines and are of sufficient size to cover potentially attractive economic mineralization.

La Boleta, Venus Project

  171 samples averaging 1.52 grams per tonne gold, 21 grams per tonne silver, or 1.90 grams per tonne gold equivalent(1) (gold values were capped at 8 grams per tonne)

At the La Boleta target, the Company has now collected 703 rock samples on its properties, of which 171 samples (24%) had greater than or equal to 0.20 grams per tonne gold. Maximum values in this sampling were 25.08 grams per tonne gold and 210 grams per tonne silver. La Boleta is a 2,100 metre long target zone of combined vein and sheeted stockwork occurrence with mineralization partly hosted in the outer portion of a rhyolite dome, a setting considered very favorable for bulk-mineable gold-silver deposits geologically similar to La Pitarilla (Silver Standard) and San Julian (Fresnillo, PLC).

Santo Niño, Venus Project

  150 samples averaging 1.16 grams per tonne gold and 7 grams per tonne silver, or 1.29 grams per tonne gold equivalent(1) (gold values were capped at 8 grams per tonne).

At the Santo Niño target a vein system ranging up to 30 metre wide has been mapped over a 2,400 metre strike length. The Company has collected 301 rock samples from this target, of which 150 (50%) contained greater than or equal to 0.20 grams per tonne gold. Maximum values in this sampling were 55.90 grams per tonne gold and 82 grams per tonne silver, or 56.70 grams per tonne gold equivalent(1).

Roncesvalle, Venus Project

  29 samples averaging 1.28 grams per tonne gold and 17 grams per tonne silver, or 1.58 grams per tonne gold equivalent(1).

A third target called the Roncesvalle Vein has been traced for 180 metres along strike. To date the Company has collected 49 samples from this vein, of which 29 (59%) contained greater than 0.20 grams per tonne gold. Previous historical drilling on the property by y Mexicana de Cananea (a subsidiary of Grupo Mexico) reported encouraging widths of mineralization: hole BDD-5 cut 3.95 metres grading 5.13 grams per tonne gold and 120 grams per tonne silver, and hole BDD-2 cut 5.50 metres grading 5.50 grams per tonne gold and 70 grams per tonne silver.

(1) Gold equivalent is calculated using the Company’s long-term gold equivalency ratio of 55:1

Based on these positive results, the Company is planning to mobilize a drill rig to the project in the fourth quarter to immediately initiate drilling on at least two of these target areas, and it is anticipated that drilling will extend well into 2011.

Note: The Venus Project exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses reported herein (except for the historical drill results by Mexicana de Cananea) were performed by ALS-Chemex Laboratories, based in Vancouver British Columbia, using standard fire assay procedures and with AA finish. Drilled lengths do not necessarily represent true widths. Gammon maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control samples and blanks to insure laboratory accuracy.

GROWING PORTFOLIO OF PROPERTIES

The Company’s portfolio of properties has been significantly enhanced in 2010 through the addition of four new prospective exploration properties in Mexico. The Company has expanded its land position in Mexico 81% during 2010 through separate option agreements to acquire the Venus and Los Jarros properties (located directly north and east of the Ocampo and Pinos Altos properties), by executing a purchase option on the Mezquite Project in Zacatecas, through staking a new exploration concession “Fraile Norte” in San Luis Potosí, and by staking of new concessions west of Ocampo.

“Since acquiring the Venus project our exploration team has been aggressively conducting geological fieldwork on the Venus project, which is located directly north of our Ocampo Mine complex. The success of the work completed to date indicates that a drilling program is justified. With the required surface access agreement completed, we are now ready to launch a drilling program on these exciting projects. These new veins, together with the previously announced discovery of the La Boleta target, have provided us with the encouragement to begin drilling in the coming month.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

(1) Gold equivalent is calculated using the Company’s long-term gold equivalency ratio of 55:1

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jaros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Diagram 1: Ocampo Area Regional Land Status